July 14, 2016

Via Edgar Ms. Kathy Churko Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	The Oberweis Funds (the “Registrant”) File No. 811-04854

Dear Ms. Churko:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on June 30, 2016 regarding the Registrant’s Form N-CSR for the period ended December 31, 2015. As discussed, any changes made in response to these comments will be reflected in future filings.

1.	Comment: In Form N-CSR, Item 2, disclose whether there have been any amendments to or waivers granted under the code of ethics.

Response: The Registrant will include the requested disclosure in future filings.

2.	Comment: In footnotes to the average annual returns tables and line graphs, add disclosure as required by Form N-1A, Item 27(d)(7)(ii)(B) that the graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Response: The Registrant will include the disclosure in future filings.

3.	Comment: In footnote 1 to the line graph and table for the Emerging Growth Fund, explain why the sales load is not reflected in the graph or table.

Response: The sales load has not been reflected in the graph or table because it was eliminated prior to the requirement to provide the graph and table. Moreover, by providing performance since inception (rather than for 10 years only) the Registrant is providing more information than required by Form N-1A.

4.	Comment: For any Funds with fee waivers and/or expense reimbursements during the period, add disclosure to footnote 3 to the line graph and table that performance would have been lower if the fee waiver/expense reimbursement was not in effect.

Response: The Registrant will include the requested disclosure in future filings.

Ms. Kathy Churko

July 14, 2016

5.	Comment: In the prospectuses, include the Example figures in tabular (rather than narrative) format.

Response: The Registrant will revise the formant of the Examples in future filings accordingly.

6.	Comment: Provide a Tandy letter.

Response: Attached hereto is a Tandy letter signed by an officer of the Registrant.

* * *

If you have any questions regarding these responses, please call me at (312) 609-7616.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

RMH/ser

Attachment

cc:	Patrick B. Joyce James A. Arpaia

July 14, 2016

VIA EDGAR

Ms. Kathy Churko
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Oberweis Funds (the “Registrant”); File No. 811-04854

Dear Ms. Churko:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant’s Form N-CSR for the period ended December 31, 2015.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick B. Joyce
Name:	Patrick B. Joyce
Title:	Executive Vice President and Treasurer